UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   November 16, 2004

DELMARVA POWER & LIGHT COMPANY
(Exact name of registrant as specified in its charter)

Delaware and Virginia	001-01405	51-0084283
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 King Street, P.O. Box 231, Wilmington, DE	19899
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (302) 429-3018

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Definitive Material Agreement.

Delmarva Power &Light Company (the "Company") has entered into a Purchase Agreement, dated as of November 16, 2004 (the "Purchase Agreement"), with Credit Suisse First Boston LLC, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and each of the Underwriters named on Schedule A of the Purchase Agreement for the offer and sale of $100,000,000 in aggregate principal amount of the Company's 5.00% Notes due November 15, 2014 (the "Notes") in an underwritten offering registered on a Registration Statement on Form S-3 (Registration No. 333-115879). The Purchase Agreement is filed herewith as Exhibit 1.1 and the form of the Notes is filed herewith as Exhibit 4.1. The Notes are initially being offered to the public at a price of 99.511% of principal amount. At the closing of the offering, which is scheduled to occur on November 19, 2004, the Company will realize, after deduction of the underwriting discount of .650% of principal amount and before deduction of offering expenses, net proceeds of approximately $98,861,000.

The legality opinion of Kirk J. Emge, General Counsel of the Company, relating to the issuance of the Notes is filed herewith as Exhibit 5.1.

Some of the Underwriters or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Item 9.01   Financial Statements and Exhibits.

     1.1   Purchase Agreement, dated as of November 16, 2004, with Credit Suisse First Boston LLC, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and each of the Underwriters named on Schedule A of the Purchase Agreement

     4.1   Form of 5.00% Notes due November 15, 2014

     5.1   Opinion of Kirk J. Emge


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELMARVA POWER & LIGHT COMPANY
(Registrant)

Date   November 18, 2004   JOSEPH M. RIGBY

(Signature)
Name: Joseph M. Rigby
Title: Senior Vice President and
     Chief Financial Officer